Tara Hereich

Counsel

620 Eighth Avenue

New York, NY 10018

tel 212.556-3798

tara.hereich@nytimes.com

Via EDGAR

Ms. Melissa Raminpour

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

December 23, 2015

Re:	The New York Times Company
Form 10-K for the Year Ended December 28, 2014
Filed February 24, 2015
File No. 001-05837

Dear Ms. Raminpour:

The New York Times Company has received the Staff’s comment letter dated December 22, 2015, relating to the above-referenced filing, and is currently in the process of preparing a response.

Pursuant to a conversation with Ms. Kristin Shifflett of the Staff, we are filing this correspondence to confirm that we intend to submit a response to the comment letter no later than January 22, 2016.

Very truly yours,

/s/ Tara Hereich

Tara Hereich

Counsel